Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 62,192 units in November 2021, Grows by 25% over last year

Mumbai, December 1, 2021: Tata Motors Limited sales in the domestic & international market for November 2021 stood at 62,192 vehicles, compared to 49,650 units during November 2020.

•	Domestic Sales Performance:

Category	Nov 2021	Nov 2020	% change (Y-o-Y)
Total Domestic Sales	58,073	47,859	21%

•	Domestic - Commercial Vehicles:

Category	Nov 2021	Nov 2020	% change (Y-o-Y)
M&HCV	6,266	5,699	10%
I&LCV	5,099	4,025	27%
Passenger Carriers	1,183	685	73%
SCV cargo and pickup	15,747	15,809	0%
Total CV Domestic	28,295	26,218	8%
CV Exports	3,950	1,764	124%
Total CV	32,245	27,982	15%

Total MHCVs sale in November 2021 including M&HCV Truck, Buses and International Business stood at 9,505 units, compared to 6,340 units in November 2020.

•	Domestic - Passenger Vehicles:

Category	Nov 2021	Nov 2020	% change (Y-o-Y)
PV ICE	28,027	21,228	32%
PV EV	1,751	413	324%
Total PV Domestic	29,778	21,641	38%

- Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.